UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File No. 001-35531

TAHOE RESOURCES INC.
(Translation of registrant's name into English)

5310 Kietzke Lane, Suite 200, Reno, NV 89511
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [   ]     Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	FORM 51–102F3 – Material Change Report
99.2	Arrangement Agreement Dated February 8, 2016
99.3	Tahoe Voting and Support Agreement-Brodsky
99.4	Tahoe Voting and Support Agreement-Clayton
99.5	Tahoe Voting and Support Agreement-Gostin
99.6	Tahoe Voting and Support Agreement-Hofmeister
99.7	Tahoe Voting and Support Agreement-Jakusconek
99.8	Tahoe Voting and Support Agreement-Kisic
99.9	Tahoe Voting and Support Agreement-McArthur
99.10	Tahoe Voting and Support Agreement-McGregor
99.11	Tahoe Voting and Support Agreement-Muerhoff
99.12	Tahoe Voting and Support Agreement-Rovig
99.13	Tahoe Voting and Support Agreement-Sadler
99.14	Tahoe Voting and Support Agreement-Sweeney
99.15	Tahoe Voting and Support Agreement-Voorhees
99.16	Tahoe Voting and Support Agreement-Williamson
99.17	Tahoe Voting and Support Agreement-Zeitler

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAHOE RESOURCES INC.

Date: March 7, 2016

/s/Edie Hofmeister
Edie Hofmeister
VP Corporate Affairs